Exhibit 4.21

SHARE PURCHASE AGREEMENT

Between

Knutsen NYK Offshore Tankers AS

(as Seller)

And

KNOT Shuttle Tankers AS

(as Buyer)

for the sale and purchase of the shares in

Knutsen Shuttle Tankers 13 AS

SHARE PURCHASE AGREEMENT

This agreement (this “Agreement”) is entered into the 11 July, 2013 between:

(1) Knutsen NYK Offshore Tankers AS, company registration no. 995 221 713

(the “Seller”), and

(2) KNOT Shuttle Tankers AS, company registration no. 998 942 829

(the “Buyer”).

The Seller and the Buyer are hereinafter individually referred to as a “Party” and jointly the “Parties”.

1	RECITALS

WHEREAS:

a)	Knutsen Shuttle Tankers 13 AS, company registration no. 996 661 016, is a private limited liability company that has as its purpose to engage in shipowning activities, is duly incorporated under Norwegian law and has its registered place of business in Haugesund, Norway (the “Company”);

b)	The Seller is the sole owner of the ownership interest in the Company, with a share capital of NOK 200,000;

c)	The Company is the owner of the MT “Carmen Knutsen”, having IMO No. 9623635 (the “Vessel”); and

d)	The Seller and the Buyer have agreed that the Buyer shall acquire 100% of the shares in the Company (the “Shares”) on the terms and conditions set forth in this Agreement.

2	DEFINITIONS

In this Agreement, the following definitions shall have the following meanings:

a)	Accounting Principles	means the applicable Norwegian generally accepted accounting principles as defined by Norwegian law and regulations and accounting standards issued by the Norwegian Accounting Standards Board (Nw: Norsk Regnskapsstiftelse/NRS), applied on a consistent basis;

b)	Accounts	means, in respect of the Company, its audited annual accounts (årsregnskap), consisting of the profit and loss account, balance sheet, statement of cash flow and the notes thereto, consolidated profit and loss account, consolidated balance sheet and statement of cash flow and the notes thereto, for the financial year ended on the Accounts Date attached as Schedule 3;

c)	Accounts Date	means 31 December 2012;

d)	Agreement	shall have the meaning ascribed to such term in the preamble to this Agreement;

e)	Business	means the current business of the Company, being to own the Vessel, and charter the same under the Charter;

f)	Business Day	means a day on which banks are open for general banking business in Norway;

g)	Buyer	shall have the meaning ascribed to such term in the preamble to this Agreement;

h)	Buyer Indemnitees	shall have the meaning ascribed to such term in Clause 12.1;

i)	Carmen Knutsen Facility	means the USD 93,000,000 pre- and post-delivery term loan facility agreement in respect of the Vessel dated July 11, 2011, made between (i) the Company as borrower, (ii) the Seller as parent guarantor, (iii) the banks and financial institutions listed in Schedule 1 thereto as lenders, (iv) DnB NOR Bank ASA, Nordea Bank Norge ASA, ABN Amro Bank N.V. Oslo Branch and Credit Agricole Corporate and Investment Bank as mandated lead arrangers, (v) DnB NOR Bank ASA and Nordea Bank Norge ASA as bookrunners and (vi) DnB NOR Bank ASA as agent;

j)	Charter	means the Time Charter Party, dated November 30, 2010, between the Company and Repsol YPF Trading y Transporte, S.A., as amended by Addendum Nr. 1, dated November May 11, 2012, between the Company and Repsol YPF Trading y Transporte, S.A., as assigned by Repsol YPF Trading y Transporte, S.A. to the Charterer pursuant to the Letter of Assignment, dated August 29, 2012, and as further amended by Addendum Nr. Two, dated October 31, 2012, between the Company and the Charterer;

k)	Charterer	means Repsol Sinopec Brasil, B.V.;

l)	Closing	shall have the meaning ascribed to such term in Clause 5.1;

m)	Closing Date	means the date when the Closing actually takes place according to Clause 5.1;

n)	Companies Act	means the Norwegian Limited Liability Companies Act of 1997

o)	Company	means Knutsen Shuttle Tankers 13 AS;

p)	Encumbrance	means any mortgage, charge, pledge, lien, option or other security interest or restriction of any kind;

q)	Indemnified Party	shall have the meaning ascribed to such term in Clause 12.3;

r)	Indemnifying Party	shall have the meaning ascribed to such term in Clause 12.3;

s)	Loan Agreement	shall have the meaning ascribed to such term in Clause 4;

t)	Losses	means any loss, liability, claim, damage, expense (including costs of investigation and defence and reasonable attorneys’ fees) or diminution of value, whether or not involving a third-party claim;

u)	Material Adverse Effect	means a material adverse effect on the condition (financial, commercial, technical, legal or otherwise) of the Business, assets, results of operations or prospects of the Company;

v)	Material Agreement	shall have the meaning ascribed to such term in Clause 8.11;

w)	Party	shall have the meaning ascribed to such term in the preamble to this Agreement;

x)	Parties	shall have the meaning ascribed to such term in the preamble to this Agreement;

y)	Partnership	means KNOT Offshore Partners LP, a Marshall Islands limited partnership;

z)	Purchase Price	shall have the meaning ascribed to such term in Clause 4;

aa)	Purchase Price Adjustments	shall have the meaning ascribed to such term in Clause 5.4a);

bb)	Omnibus Agreement	means the Omnibus Agreement, dated as of April 15, 2013, by and among the Seller, the Partnership, KNOT Offshore Partners GP LLC, KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS;

cc)	Seller	shall have the meaning ascribed to such term in the preamble to this Agreement;

dd)	Seller Indemnitees	shall have the meaning ascribed to such term in Clause 12.2;

ee)	Seller’s Credit	shall have the meaning ascribed to such term in Clause 4;

ff)	Shares	shall have the meaning ascribed to such term in Clause 1;

gg)	Signing Date	means the date of this Agreement;

hh)	Taxes	means all taxes (including value-added tax and similar taxes), however denominated, including interest, penalties and other additions to tax that may become payable or imposed by any applicable statute, rule or regulation or any governmental agency, including all taxes, withholdings and other charges in respect of income, profits, gains, payroll, social security or other social benefit taxes, sales, use, excise, real or personal property, stamps, transfers and workers’ compensation, which the Company is required to pay, withhold or collect; and

ii)	Third-Party Claim	shall have the meaning ascribed to such term in Clause 12.3; and

jj)	Vessel	shall have the meaning ascribed to such term in Clause 1.

3	SALE AND PURCHASE

Subject to the terms and conditions set forth in this Agreement, the Seller agrees to sell, and the Buyer agrees to purchase, the Shares, together with all rights attached to them.

The Shares shall be transferred to the Buyer on the Closing Date, free and clear from any Encumbrances.

4	PURCHASE PRICE

The Seller agrees to sell and transfer to the Buyer, and the Buyer agrees to purchase from the Seller for USD 145,000,000, less USD 89,125,000 of outstanding debt obligations under the Carmen Knutsen Facility (the “Purchase Price”), plus the Purchase Price Adjustments, all in accordance with and subject to the terms and conditions set forth in this Agreement, the Shares.

The Purchase Price is to be settled by way of (a) a cash settlement in the amount of USD 45,422,252 and (b) a seller’s credit (the “Seller’s Credit”) in the amount of USD 10,452,748 from the Seller to the Buyer, which will be documented by way of a loan agreement in form and with content as set forth in Schedule 1 hereto (collectively, the “Loan Agreement”). The obligations of the Buyer under the Loan Agreement shall be guaranteed in full by the Partnership.

5	CLOSING

5.1	Time and place

Subject to the satisfaction or waiver of the conditions set forth in Clause 6, the completion of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of the Seller at such time and date as the Parties agree.

5.2	The Seller’s Closing obligations

At the Closing, the Seller shall:

a)	deliver to the Buyer a copy of the minutes of the meeting of the board of directors of the Seller authorising the execution of, and the consummation of the transaction completed by, this Agreement; and

b)	in exchange for the payment of the Purchase Price, transfer the Shares to the Buyer and deliver to the Buyer the share register of the Company with the Buyer duly registered as the owner of the Shares, as well as the related notices according to Sections 4-7 and 4-10 of the Companies Act.

5.3	The Buyer’s Closing obligations

At the Closing, the Buyer shall settle the Purchase Price in accordance with Clause 4. At the Closing, the Buyer, as the borrower, shall enter into the Loan Agreement with the Seller, as lender, to evidence and document the Seller’s Credit.

5.4	Post-Closing Adjustment

a)	Within 30 days following the Closing Date, the Buyer and the Seller shall agree on the amount of the following post-Closing adjustments to the Purchase Price:

i) the Company’s working capital as of the Closing Date; and

ii) the intercompany balance with accumulated interest between the Company and the Seller at the Closing Date

(jointly, the “Purchase Price Adjustments”).

b)	Within 45 days following the Closing Date, the Buyer shall pay to the Seller an amount, in cash, equal to the Purchase Price Adjustments. Any other elements than those covered by the Purchase Price Adjustments varying in the period between the Signing Date and the Closing Date shall be for Seller’s account.

6	CLOSING CONDITIONS

6.1	Conditions to the Buyer’s Closing obligations

The obligations of the Buyer to purchase the Shares and to take the other actions required to be taken by it at the Closing are subject to the satisfaction of each of the following conditions (any of which may be waived in whole or in part by the Buyer) on or before the Closing Date:

a)	there is no material breach of any of the representations and warranties of the Seller set forth in Clause 8 and Clause 9; and

b)	in all respects material to the transactions contemplated hereby, the Seller shall have performed or complied with all of its obligations pursuant to this Agreement to be performed or complied with by the Seller at or prior to the Closing Date and shall have delivered each document or instrument to be delivered by it pursuant to this Agreement.

6.2	Conditions to the Seller’s Closing obligations

The obligations of the Seller to sell the Shares and to take the other actions required to be taken by it at the Closing are subject to the satisfaction of each of the following conditions (any of which may be waived in whole or in part by the Seller) on or before the Closing Date:

a)	there is no material breach of any of the representations and warranties of the Buyer set forth in Clause 7;

b)	each of the Partnership and the Buyer shall substitute and replace the Seller as guarantor under the Carmen Knutsen Facility, and the Seller will be released as guarantor thereunder; and

c)	in all respects material to the transactions contemplated hereby, the Buyer shall have performed or complied with all of its obligations pursuant to this Agreement to be performed or complied with by the Buyer at or prior to the Closing Date and shall have delivered each document or instrument to be delivered by it pursuant to this Agreement.

7	REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller that as of the Signing Date and on the Closing Date, unless otherwise expressly stated:

7.1	Corporate existence and power

The Buyer is duly incorporated, validly existing and in good standing under the laws of Norway.

The Buyer has not been declared insolvent; become the subject of a petition in bankruptcy; had a receiver appointed with respect to it or to the Business or part thereof; entered into any arrangement with, or made an assignment for the benefit of, its creditors; or ceased to function as a going concern.

7.2	Corporate authorisation and non-contravention

This Agreement and each other document or instrument delivered or to be delivered in connection with this Agreement has been duly authorised by all necessary corporate action(s) of the Buyer and constitutes or will, when executed, constitute valid and binding obligations of the Buyer enforceable in accordance with its respective terms.

The execution by the Buyer of this Agreement and each other document or instrument delivered or to be delivered in connection with it, and the performance by the Buyer of its obligations under this Agreement and the consummation of the transactions provided for in this Agreement, do not and will not result in a breach of any provision of the articles of association of the Buyer or of any applicable law, order, judgment or decree of any court or governmental agency or of any agreement to which the Buyer is bound.

The Buyer is not required to obtain any authorisations, consents, approvals or exemptions by governmental or other authority or public body in Norway in connection with the entering into or performance of its obligations under this Agreement.

8	REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Buyer as of the Signing Date and on the Closing Date, unless otherwise expressly stated:

8.1	Corporate existence and power

Each of the Company and the Seller is duly incorporated, validly existing and in good standing under the laws of Norway.

Each of the Company and the Seller has not been declared insolvent; become the subject of a petition in bankruptcy; had a receiver appointed with respect to it or to the Business or part thereof; entered into any arrangement with, or made an assignment for the benefit of, its creditors; or ceased to function as a going concern.

8.2	Corporate authorisation and non-contravention

This Agreement and each other document or instrument delivered or to be delivered in connection with this Agreement has been duly authorised by all necessary corporate action(s) of each of the Company and the Seller, as appropriate, and constitutes or will, when executed, constitute valid and binding obligations of each of the Company and the Seller, as appropriate, enforceable in accordance with its respective terms.

The execution by each of the Company and the Seller, as appropriate, of this Agreement and each other document or instrument delivered or to be delivered in connection with it, and the performance by each of the Company and the Seller, as appropriate, of its obligations under this Agreement and the consummation of the transactions provided for in this Agreement, do not and will not result in a breach of any provision of the articles of association of each of the Company and the Seller, as appropriate, or of any applicable law, order, judgment or decree of any court or governmental agency or of any agreement to which each of the Company and the Seller, as appropriate, is bound.

Each of the Company and the Seller, as appropriate, is not required to obtain any authorisations, consents, approvals or exemptions by governmental or other authority or public body in Norway in connection with the entering into or performance of its obligations under this Agreement.

8.3	Capitalisation and title

The Seller has full ownership to the Shares. The Shares are fully authorised, validly issued, fully paid and free and clear from any Encumbrances.

There is no outstanding subscription, option or similar rights relating to the Shares.

8.4	Records

The Company’s articles of association and shareholders’ register are true, accurate, up-to-date and complete.

8.5	Charter documents; validity of the Charter

The Seller has supplied to the Buyer true and correct copies of the Charter and any related documents, as amended to the Closing Date. The Charter is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms and, to the knowledge of the Seller, the Charter is a valid and binding agreement of all other parties thereto enforceable against such parties in accordance with its terms.

8.6	Accounts

The Accounts have been prepared in accordance with the Accounting Principles and in accordance with the books and records of the Company. The Accounts give a true and accurate view of the financial position, solvency, assets, liabilities, liquidity, cash flow and the result of the operations of the Company as of the Accounts Date.

8.7	No undisclosed liabilities

Neither the Company nor the Vessel has any Encumbrances, or other liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, and whether due or to become due (including, without limitation, any liability for Taxes and interest, penalties and other charges payable with respect to any such liability or obligation), except for such liabilities or obligations arising under the Carmen Knutsen Facility other than the Encumbrances or other liabilities or obligations appearing in the ship registry of the Vessel and those arising under the Carmen Knutsen Facility.

8.8	Loans and other financial facilities

All loans and other financial facilities available to the Company have been made available for review by the Buyer. As of the Signing Date, the principal outstanding amount under the Carmen Knutsen Facility is USD 89,125,000. As of the Signing Date, the intercompany balance with accumulated interest between the Company and the Seller was NOK 2,977,159.70.

No event has occurred which gives, or after notice or lapse of time, or both, would give any third party the right to call for repayment from the Company prior to normal maturity of any loan or other financial facility. The Company shall not be indebted, directly or indirectly, to any person who is an officer, director, stockholder or employee of any of the Seller or any spouse, child or other relative or any affiliate of any such person, nor shall any such officer, director, stockholder, employee, relative or affiliate be indebted to the Company.

8.9	Assets

At the Closing Date, the Company shall not be using assets in the Business that it neither owns nor has the right to use pursuant to written agreements with third parties. At the Closing Date, the assets of the Company will comprise all the assets necessary for carrying on the Business fully and effectively to the extent to which it is conducted at the Signing Date.

8.10	Absence of certain changes or events

Since the Accounts Date, there has not occurred or arisen:

a)	any change of accounting methods, principles or practices, accounting, invoicing and supplier practice or procedures for the Company;

b)	any acquisition or disposal of, or the entering into any agreement to acquire or dispose of, any asset, other than the sale of products in the ordinary course of business;

c)	the termination of any Material Agreement;

d)	any obligations, commitments or liabilities, contingent or otherwise, whether for Taxes or otherwise, except obligations, commitments and liabilities arising in the ordinary course of business;

e)	any event or condition, whether covered by insurance or not, which has resulted in or may result in a Material Adverse Effect; or

f)	the entering into of any agreements or commitments other than on customary terms.

8.11	Agreements

Each Material Agreement is in full force and effect. No other Material Agreements will be entered into by the Company prior the Closing Date without the prior consent of the Buyer (such consent not to be unreasonably withheld). The Company has fulfilled all material obligations required pursuant to the Material Agreements to have been performed by it prior to the Signing Date and has not waived any material rights thereunder.

There has not occurred any material default on the part of the Company under any of the Material Agreements, or to the knowledge of the Seller, on the part of any other party thereto, nor has any event occurred that with the giving of notice or the lapse of time, or both, would constitute any material default on the part of the Company under any of the Material Agreements nor, to the knowledge of the Seller, has any event occurred that with the giving of notice or the lapse of time, or both, would constitute any material default on the part of any other party to any of the Material Agreements.

The term “Material Agreement” means each agreement, contract or other undertaking by or of the Company (a) that is of material importance to the Business or (b) the value of which, in respect of total turnover during one year, is not less than NOK 500,000, provided, however, that such term includes the Charter and the Carmen Knutsen Facility.

8.12	Insurance

The Company maintains insurance policies on fire, theft, loss, disruption, product and general liability and other forms of insurance with reputable insurers that would reasonably be judged to be sound and required for the Business.

The Company’s insurance policies do not contain any provisions regarding a change of control or ownership of the insured.

The Company is in compliance with all terms and conditions contained in the insurance policies, and nothing has been done or omitted to be done that would make any insurance policy or insurance void or voidable or that would result in a reduction of the coverage (No: avkortning).

8.13	Environmental matters

The Company is not and has not been in breach of any applicable laws (whether civil, criminal or administrative), statutes, regulations, directives, codes, judgments, orders or any other measures imposed by any governmental, statutory or regulatory body with regard to the pollution or the protection of the environment or to the protection of human health or human safety, or any other living organisms supported by the environment.

There is no current governmental investigation or disciplinary proceeding relating to any alleged breach of any law or permit by the Company, and none is pending, nor threatened.

The Company has not, other than as permitted under applicable permits or applicable laws or regulations held from time to time, disposed of, discharged, released, placed, dumped or emitted any hazardous substances, such as pollutants, contaminants, hazardous or toxic materials, wastes or chemicals. Neither the Seller nor the Company has received any formal or informal notice or other communication from which it appears that the Company may be or has been in violation of any laws or permits. There are no actual or contingent obligations on the Company to pay money or carry out any work in order to keep or be granted an extension or renewal of any existing permit. There are no facts or circumstances that could result in such an obligation. The properties used by the Company are not made of or do not contain any form of asbestos or any other toxic substance that may cause damage to the health of the persons working or visiting the premises.

8.14	Compliance with laws

The Company has at all times conducted the Business in accordance with and has complied with any applicable laws in Norway and in any other relevant countries relating to its operations and the Business.

All necessary licences, consents, permits and authorisations have been obtained by the Company to enable the Company to carry on the Business in the places and in the manner in which such Business is now conducted and all such licences, consents, permits and authorisations are valid and subsisting and have been complied with in all respects.

8.15	Litigation

There are no claims, actions, lawsuits, administrative, governmental, arbitration or other legal proceedings (including but not limited to proceedings related to Taxes) pending or threatened against or involving the Company, the Business or properties or assets of the Company and which would result in a Material Adverse Effect if adversely determined.

8.16	Taxes

The Company has properly filed with the appropriate Tax authorities all Tax returns and reports required to be filed for all Tax periods ending prior to the Closing Date. Such filings are true, correct and complete. All information required for a correct assessment of Taxes has been provided.

The Tax returns of the Company have been assessed and approved by the Tax authorities through the Tax years up to and including the years for which such assessment and approval is required, and the Company is not subject to any dispute with any such authority.

All Taxes that have become due have been fully paid or fully provided for in the Accounts, and the Company shall not be liable for any additional Tax pertaining to the period before the Accounts Date. All Taxes for the period after the Accounts Date have been fully paid when due.

There are no Tax audits, Tax disputes or Tax litigation pending or threatened against or involving the Company. There is no basis for assessment of any deficiency in any Taxes against the Company that has not been provided for in the Accounts or that has not been paid.

The Company is not and has not been involved in any transaction that could be considered as Tax-evasive. All losses for Tax purposes incurred by of the Company are trading losses and are available to be carried forward and set off against income in succeeding periods without limitation and have been accepted by the relevant Tax authorities.

The Company is not and has not been subject to any Tax outside its respective country of fiscal residence.

8.17	Relationship with the Seller

Except as disclosed to the Buyer, there are no written or oral agreements or arrangements between the Company and the Seller, and no liabilities or obligations (contingent or otherwise) owed by the Company to the Seller.

No services provided by the Seller to the Company are necessary in the ordinary course of business.

No payments of any kind, including, but not limited to management charges, have been made by the Company to the Seller, save for payments under agreements or arrangements made on an arm’s-length basis in accordance with applicable law and regulations.

8.18	Information

All documents provided to the Buyer by or on behalf of the Seller or the Company are true and correct, and no document provided to the Buyer by or on behalf of the Seller or the Company contains any untrue statement of a relevant fact or omits to state a relevant fact necessary to make the statements contained in the document not misleading.

There are no facts or circumstances known to the Seller, relating to the affairs of the Company, that have not been disclosed to the Buyer, which, if disclosed, reasonably could have been expected to influence the decision of the Buyer to purchase the Shares on the terms of this Agreement.

The Seller confirms that the Seller, prior to the Signing Date, has made, and until the Closing Date, shall continue to make, all investigations necessary in order to ensure that the statements in Clause 7 are correct.

9	REPRESENTATIONS AND WARRANTIES OF THE SELLER REGARDING THE VESSEL

The Seller represents and warrants to the Buyer as of the Signing Date and on the Closing Date, unless otherwise expressly stated:

9.1	Flag and title

The Company is the registered owner of the Vessel and has good and marketable title to the Vessel, free and clear of any and all Encumbrances, other than those arising under the Carmen Knutsen Facility. The Vessel is properly registered in the name of the Seller under and pursuant to the flag and law of Malta, and all fees due and payable in connection with such registration have been paid.

9.2	Classification

The Vessel is entered with Det Norske Veritas and has the highest classification rating. The Vessel is in class without any recommendations or notation as to class or other requirement of the relevant classification society, and if the Vessel is in a port, it is in such condition that it cannot be detached by any port state authority or the flag state authority for any deficiency.

9.3	Maintenance

The Vessel has been maintained in a proper and efficient manner in accordance with internationally accepted standards for good ship maintenance, is in good operating order, condition and repair and is seaworthy, and all repairs made to the Vessel during the last two years and all known scheduled repairs due to be made and all known deficiencies have been disclosed to the Buyer.

9.4	Liens

The Vessel is not (a) under arrest or otherwise detained, (b) other than in the ordinary course of business, in the possession of any person (other than her master and crew) or (c) subject to a possessory lien.

9.5	Safety

The Vessel is supplied with valid and up-to-date safety, safety construction, safety equipment, radio, loadline, health, tonnage, trading and other certificates or documents as may for the time being be prescribed by the law of Malta or of any other pertinent jurisdiction, or that would otherwise be deemed necessary by a shipowner acting in accordance with internationally accepted standards for good ship management and operations.

9.6	No blacklisting or boycotts

No blacklisting or boycotting of any type has been applied or currently exists against or in respect of the Vessel.

9.7	No options

There are not outstanding any options or other rights to purchase the Vessel other than the option held by the Buyer pursuant to the Omnibus Agreement.

9.8	Insurance

The insurance policies relating to the Vessel are as set forth on Schedule 2 hereto, each of which is in full force and effect and, to the Seller’s knowledge, not subject to being voided or terminated for any reason.

10	COVENANTS PRIOR TO THE CLOSING

10.1	Covenants of the Seller Prior to the Closing

From the Signing Date to the Closing Date, the Seller shall cause the Company to conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted. The Seller shall not permit the Company to enter into any contracts or other written or oral agreements prior to the Closing Date, other than such contracts and agreements as have been disclosed to the Buyer prior to the Signing Date, without the prior consent of the Buyer (such consent not to be unreasonably withheld). In addition, the Seller shall not permit the Company to take any action that would result in any of the conditions to the purchase and sale of the Shares set forth in Clause 6 not being satisfied. Furthermore, the Seller hereby agrees and covenants that it:

a)	shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to consummate and make effective as promptly as possible the transactions contemplated by this Agreement and to co-operate with the Buyer and others in connection with the foregoing;

b)	shall use its best efforts to obtain the authorisations, consents, orders and approvals of regulatory bodies and officials that may be or become necessary for the performance of its obligations pursuant to this Agreement and the completion of the transactions contemplated by it;

c)	shall co-operate with the Buyer and promptly seek to obtain such authorisations, consents, orders and approvals as may be necessary for the performance of the Parties’ respective obligations pursuant to this Agreement;

d)	shall not amend, alter or otherwise modify or permit any amendment, alteration or modification of any material provision of or terminate the Charter or any other contract prior to the Closing Date without the prior written consent of the Buyer, such consent not to be unreasonably withheld or delayed;

e)	shall not exercise or permit any exercise of any rights or options contained in the Charter, without the prior written consent of the Buyer, not to be unreasonably withheld or delayed;

f)	shall observe and perform in a timely manner, all of its covenants and obligations under the Charter and the Carmen Knutsen Facility, if any, and in the case of a default by another party thereto, it shall forthwith advise the Buyer of such default and shall, if requested by the Buyer, enforce all of its rights under such Charter or Carmen Knutsen Facility, as applicable, in respect of such default;

g)	shall not cause or, to the extent reasonably within its control, permit any Encumbrances to attach to the Vessel other than in connection with the Carmen Knutsen Facility; and

h)	shall permit representatives of the Buyer to make, prior to the Closing Date, at the Buyer’s risk and expense, such surveys, tests and inspections of the Vessel as the Buyer may deem desirable, so long as such surveys, tests or inspections do not damage the Vessel or interfere with the activities of the Seller, the Company or the Charterer thereon and so long as the Buyer shall have furnished the Seller with evidence that adequate liability insurance is in full force and effect.

10.2	Covenants of the Buyer Prior to the Closing

The Buyer hereby agrees and covenants that during the period of time after the Signing Date and prior to the Closing Date, the Buyer shall, in respect of the Shares to be transferred on the Closing Date, take, or cause to be taken, all necessary partnership action, steps and proceedings to approve or authorize validly and effectively the purchase and sale of the Shares and the execution and delivery of this Agreement and the other agreements and documents contemplated hereby.

11	TERMINATION

11.1	Termination

This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Closing Date:

a)	by either Party if a breach of any provision of this Agreement has been committed by the other Party, such breach has not been waived and such breach is material to the transactions contemplated hereby, the Business or the assets, financial condition or prospect of the Company;

b)	by the Buyer if satisfaction of any of the conditions in Clause 6.1 is or becomes impossible (other than through the failure of the Buyer to comply with its obligations under this Agreement) and the Buyer has not waived such condition;

c)	by the Seller if satisfaction of any of the conditions in Clause 6.2 is or becomes impossible (other than through the failure of the Seller to comply with its obligations under this Agreement) and the Seller has not waived such condition;

d)	by the Buyer due to a change having occurred that has resulted or may result in a Material Adverse Effect; or

e)	by mutual written consent of the Seller and the Buyer.

11.2	Rights on termination

If this Agreement is terminated pursuant to Clause 11.1, all further obligations of the Parties pursuant to this Agreement shall terminate without further liability of a Party to the other, provided, however, that the obligations of the Parties contained in Clause 14 (Costs) and Clause 18 (Governing Law and arbitration) shall survive such termination, and further provided, that if this Agreement is terminated by a Party because of the breach of this Agreement by the other Party or because one or more of the conditions to the terminating Party’s obligations under this Agreement is not satisfied as a result of the other Party’s failure to comply with its obligations under this Agreement, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired.

12	INDEMNIFICATION

12.1	Indemnity by the Seller

Subject to Clause 13, following the Closing, the Seller shall be liable for, and shall indemnify, defend and hold harmless the Buyer and its respective officers, directors, employees, agents and representatives (the “Buyer Indemnitees”) from and against, any Losses, suffered or incurred by such Buyer Indemnitees:

a)	by reason of, arising out of or otherwise in respect of any inaccuracy in, breach of any representation or warranty, or a failure to perform or observe fully any covenant, agreement or obligation of, the Seller in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement by the Seller;

b)	subject to Clause 14b), any fees, expenses or other payments incurred or owed by the Seller to any brokers, financial advisors or comparable other persons retained or employed by it in connection with the transaction contemplated by this Agreement; or

c)	any Losses suffered or incurred by such Buyer Indemnitees in connection with any claim for the repayment of hire or Losses in relation to the Vessel for periods prior to the Closing.

12.2	Indemnity by the Buyer

Following the Closing, the Buyer shall be liable for, and shall indemnify, defend and hold harmless the Seller and its respective officers, directors, employees, agents and representatives (the “Seller Indemnitees”) from and against, any Losses, suffered or incurred by such Seller Indemnitees by reason of, arising out of or otherwise in respect of any inaccuracy in, breach of any representation or warranty, or a failure to perform or observe fully any covenant, agreement or obligation of, the Buyer in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement by the Buyer.

12.3	Indemnification procedures with respect to third-party claims

If the Seller or the Buyer, as the case may be (an “Indemnified Party”), shall receive notice of any claim by a third party that is or may be subject to indemnification or compensation from the other Party pursuant to this Agreement (a “Third-Party Claim”), the Indemnified Party shall give the other Party (the “Indemnifying Party”) prompt written notice of such Third-Party Claim and the Indemnifying Party shall, at the Indemnifying Party’s option, have the right to participate in the defence thereof by counsel at the Indemnifying Party’s own cost and expense. If the Indemnifying Party acknowledges within 30 days from such written notice in writing its obligation to indemnify the Indemnified Party against all Losses that may result from such Third-Party Claim, the Indemnifying Party shall be entitled, at the Indemnifying Party’s option, to assume and control the defence of such Third-Party Claim at the Indemnifying Party’s cost and expense and through counsel of the Indemnifying Party’s choice. No such Third-Party Claim may be settled by the Indemnifying Party without the written consent of the Indemnified Party, unless the settlement involves only the payment of money by the Indemnifying Party. No Third-Party Claim that is being defended in good faith by the Indemnifying Party shall be settled by the Indemnified Party without the written consent of the Indemnifying Party. The Indemnifying Party shall have no obligation to indemnify the Indemnified Party for any losses resulting from the settlement of Third-Party Claims in violation of the provisions of this Clause 12.3.

13	OMNIBUS AGREEMENT INDEMNIFICATION

Notwithstanding any other provision of this Agreement, the Seller shall be liable for, and shall indemnify, defend and hold harmless the Partnership and any person controlled by the Partnership, including the Buyer, from and against the matters set forth in Article XIII of the Omnibus Agreement, subject to the terms and conditions set forth therein.

The Seller’s indemnification obligations under this Clause 13 shall only be subject to limitations insofar as such limitations follow from Article XIII of the Omnibus Agreement.

14	COSTS

a)	Subject to Clause 14b), each party shall pay its own costs and expenses in connection with the preparation for and completion of the transactions contemplated by this Agreement, including but not limited to all fees and expenses of its own representatives, agents, brokers, legal and financial advisers and authorities and no such costs or expenses shall be charged to or paid by, neither directly or indirectly, the Company.

b)	If, pursuant to Clause 6.2a) of the Omnibus Agreement, a mutually-agreed-upon investment banking firm, ship broker or other expert advisor is engaged to determine the fair market value of the Carmen Knutsen Interests (as defined therein) and/or other material terms, then the fees and expenses of the investment banking firm, ship broker or other expert advisor, as applicable, will be divided equally between the Buyer and the Seller.

15	NOTICES

All notices, requests, demands, approvals, waivers and other communications required or permitted under this Agreement must be in writing in the English language and shall be deemed to have been received by a Party when:

a)	delivered by post, unless actually received earlier, on the third Business Day after posting, if posted within Norway, or the fifth Business Day, if posted to or from a place outside Norway;

b)	delivered by hand, on the day of delivery; or

c)	delivered by fax, on the day of dispatch if supported by a written confirmation from the sender’s fax machine that the message has been properly transmitted.

All such notices and communications shall be addressed as set forth below or to such other addresses as may be given by written notice in accordance with this Clause 15.

If to the Seller:

Knutsen NYK Offshore Tankers AS

Attention: Chairman of the Board

Smedasundet 40, Postboks 2017, 5504 Haugesund, Norway

Fax no.: +47 52 70 40 40

If to the Buyer: KNOT Shuttle Tankers AS

Attention: Chairman of the Board

Smedasundet 40, Postboks 2017, 5504 Haugesund, Norway

Fax no.: +47 52 70 40 40

16	ASSIGNMENT

This Agreement shall be binding upon and inure to the benefit of the successors of the Parties, but shall not be assignable by any of the Parties without the prior written consent of the other Party. The benefit of this Agreement may, however, be assigned by either of the Parties to any group directly or indirectly controlling, controlled by or under common control of the assignor, provided that the assignor shall remain liable for its own debt and for all obligations under this Agreement.

17	MISCELLANEOUS

17.1	Further Assurances

From time to time after the Signing Date, and without any further consideration, the Parties agree to execute, acknowledge and deliver all such additional deeds, assignments, bills of sale, conveyances, instruments, notices, releases, acquittances and other documents, and shall do all such other acts and things, all in accordance with applicable law, as may be necessary or appropriate (a) more fully to assure that the applicable Parties own all of the properties, rights, titles, interests, estates, remedies, powers and privileges granted by this Agreement, or which are intended to be so granted, (b) more fully and effectively to vest in the applicable Parties and their respective successors and assigns beneficial and record title to the interests contributed and assigned by this Agreement or intended so to be and (c) more fully and effectively to carry out the purposes and intent of this Agreement.

17.2	Integration

This Agreement, the Schedules and Appendices hereto and the instruments referenced herein supersede all previous understandings or agreements among the Parties, whether oral or written, with respect to its subject matter hereof. This Agreement, the Schedules and Appendices hereto and the instruments referenced herein contain the entire understanding of the Parties with respect to the subject matter hereof and thereof. No understanding, representation, promise or agreement, whether oral or written, is intended to be or shall be included in or form part of this Agreement unless it is contained in a written amendment hereto executed by the Parties hereto after the Signing Date.

17.3	No Broker’s Fees

No one is entitled to receive any finder’s fee, brokerage or other commission in connection with the purchase of the Shares or the consummation of the transactions contemplated by this Agreement.

18	GOVERNING LAW AND ARBITRATION

This Agreement shall be governed by and construed in accordance with Norwegian law.

The Parties shall seek to solve through negotiations any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity hereof. If the Parties fail to solve such dispute, controversy or claim by a written agreement within 60 days after one of the Parties has requested such negotiations by notice to the other Party, such dispute, controversy or claim shall be finally settled by arbitration in Haugesund in the English language in accordance with the Norwegian Arbitration Act. The arbitration tribunal shall consist of three arbitrators, of which the Buyer shall appoint one arbitrator and the Seller shall appoint one arbitrator. The arbitrators so appointed shall appoint the third arbitrator, who shall be the chairman of the arbitration tribunal. In the event of failure by a Party to appoint its arbitrator within 30 days after the request for arbitration first is given, or the failure by the first two arbitrators to appoint the third arbitrator within 30 days after appointment of the last of the first two arbitrators to be appointed, such arbitrator or arbitrators shall be appointed by the district judge (No: “Sorenskriver”) of Haugesund District Court. Any Party may seek judgement upon any award in any court having jurisdiction, or an application may be made to such court for the judicial acceptance of the award and for an order of enforcement.

Notwithstanding the above, either Party may bring an action in any court of competent jurisdiction (a) for provisional relief pending the outcome of arbitration, including, without limitation, provisional injunctive relief or pre-judgement attachment of assets, or (b) to compel arbitration or enforce any arbitral award. For purposes of any proceeding authorised by this Clause 17, each Party hereby consents to the non-exclusive jurisdiction of Haugesund, Norway.

* * *

This Agreement has been executed in two original copies, of which each Party has retained one copy.

Knutsen NYK Offshore Tankers AS		KNOT Shuttle Tankers AS

By:	/s/ ØYSTEIN M. KALLEKLEV	By:	/s/ ØYSTEIN M. KALLEKLEV
Name:	Øystein M. Kalleklev	Name:	Øystein M. Kalleklev
Title:	Attorney-in-fact	Title:	Attorney-in-fact

By:
Name:
Title:

Schedule 1

FORM OF LOAN AGREEMENT

SELLER’S CREDIT

THE UNDERSIGNED, KNOT SHUTTLE TANKERS AS, of Smedasundet 40, 5529 Haugesund, Norway, a company registered in Norway with registration number 998 942 829 (the “Borrower”)

HEREBY ACKNOWLEDGES that it owes to KNUTSEN NYK OFFSHORE TANKERS AS, of Smedasundet 40, 5529 Haugesund, Norway, a company registered in Norway with registration number 995 221 713 (the “Creditor”)

THE INITIAL PRINCIPAL AMOUNT of USD [—] (the “Loan Amount”), pursuant to the terms and conditions of this seller’s credit (the “Seller’s Credit”) as set out below:

Interpretation:	Capitalised terms not otherwise defined in this Seller’s Credit shall have the meanings ascribed to them in Schedule 1.

Undertaking to pay:	The Borrower irrevocably and unconditionally undertakes to pay to the Creditor the Loan Amount together with any other amount outstanding under this Seller’s Credit on the Maturity Date.

Maturity Date:	The date falling 5 years after the date of signing of this Seller’s Credit, or such other date as mutually agreed between the Borrower and the Creditor.

Interest:

Until this Seller’s Credit is repaid in accordance with the terms set out herein, interest shall accrue on the Loan Amount and be payable in accordance with the following conditions:

a)      Interest shall accrue during the period from and including Closing (as defined in the SPA) and ending on the day preceding the due date for repayment of this Seller’s Credit.

b)      The interest on the Loan Amount is fixed semi-annually based on the 6 months forward swap LIBOR, plus a margin fixed to 450 bps (4.50%) per annum.

c)      Accrued interest on the Loan Amount shall accumulate, be compounded with the Loan Amount at the end of each consecutive six month period (the first of which starting on the date on which the Loan is made available to the Borrower) and be payable at the end of each such consecutive six month period.

d)      Interest is calculated from day to day on the basis of the actual number of days elapsed and a year of 360 days.

e) Interest ceases to accrue on this Seller’s Credit as from the date on which this Seller’s Credit is fully repaid.

Default interest:	If the Borrower fails to pay any amount payable by it under this Seller’s Credit, or if an Event of Default occurs, the applicable interest on the overdue Loan Amount and accrued interest upon such failure to pay or Event of Default shall accrue at a rate of eight per cent. (8.00%) per annum from the due date or the date an Event of Default occurred (as the case may be), to the date of actual payment.

No set-off by Borrower:	All payments to be made by the Borrower under this Seller’s Credit shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim, unless explicitly agreed in a separate agreement.

Repayment:

Unless previously repaid, the Borrower shall repay this Seller’s Credit in full on the Maturity Date at par together with accrued interest up to (but excluding) the Maturity Date.

The Borrower may at any time, prepay in whole or in part this Seller’s Credit with five (5) Business Days notice. No prepayment fee applies to any such early prepayment.

All payments under this Seller’s Credit shall be made to such account as the Creditor from time to time notifies to the Borrower.

Priority and subordination:

This Seller’s Credit shall constitute senior debt obligations of the Borrower and has priority over any shareholder loans (to the Borrower) and equity provided by its owners.

Notwithstanding the foregoing, the obligations of the Borrower and the claims of the Creditor under this Seller’s Credit shall – if the Borrower, the Guarantor or the Target becomes insolvent or enters into bankruptcy proceedings – be fully subordinated to claims of the Senior Banks in respect of the Senior Bank Debt Guarantee Obligations.

Guarantee:	The obligations of the Borrower under this Seller’s Credit shall at all times until the Loan Amount, together with any and all amounts outstanding hereunder are repaid in full, be fully and irrevocably guaranteed by KNOT Offshore Partners LP, a Marshall Islands limited partnership (the “Guarantor”). Such guarantee shall be made by the Guarantor’s co-signature on this Seller’s Credit.

Events of Default:

The Loan Amount becomes immediately and automatically due for payment in full (together with accrued interest) upon the occurrence of an Event of Default, where “Event of Default” means:

a)      any non-payment by the Borrower under this Seller’s Credit; or

b)      upon the Borrower becoming insolvent or entering into bankruptcy proceedings, any liquidator or trustee in bankruptcy or similar officer is appointed in respect of the Borrower or any of its assets, any preparations are taken by its shareholders, directors or other officers for its winding up or dissolution.

For the avoidance of doubt, the provisions regarding subordination set forth in paragraph “Priority and subordination” applies in case of an Event of Default as set out in item b) above.

Transferability:

The Borrower may not transfer this Seller’s Credit (or any of its obligations and liabilities hereunder) to any third party.

The Creditor may transfer this Seller’s Credit, subject to the Borrower’s consent.

Governing law and enforcement:	This Seller’s Credit shall be governed by the laws of Norway, with the courts of Haugesund, Norway as legal venue.

THIS SELLER’S CREDIT has been entered into on [        date        ] 2013.

KNOT SHUTTLE TANKERS AS

By:
Name:
Title:

KNUTSEN NYK OFFSHORE TANKERS AS

By:
Name:
Title:

Guarantee

By our co-signature on this Seller’s Credit we, KNOT Offshore Partners LP, hereby unconditionally and irrevocably guarantees, as primary obligor as and for its own debt and not merely as surety to the Creditor the due and punctual payment by the Borrower of any and all sums which are now or at any time hereafter will be payable by the Borrower under or in respect of the Seller’s Credit.

If and whenever the Borrower shall make default in the payment of any sums due and payable under the terms of the Seller’s Credit, we shall forthwith, following demand by Creditor to us, pay to the Creditor in such manner as notified by the Creditor the moneys in regard to which such default has been made, with the default interest (if any) thereon.

Our total liability under this Guarantee shall, in the aggregate, always be limited to the Loan Amount plus all unpaid interest and default interest.

KNOT OFFSHORE PARTNERS LP

By:
Name:
Title:

Schedule 1: Definitions

Business Day:	Any day on which banks are generally open for commercial business in Norway.

Senior Banks:	DNB BANK ASA, NORDEA BANK NORGE ASA, ABN AMRO BANK N.V., OSLO BRANCH, and CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK and/or such other banks as may become creditors in respect of the Senior Bank Debt from time to time.

Senior Bank Debt:	A USD 93,000,000.- Term Loan Facility Agreement dated dated 11 July 2011 entered into between i.a. the Target as borrower, DNB BANK ASA, NORDEA BANK NORGE ASA, ABN AMRO BANK N.V., OSLO BRANCH, and CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK, as lenders and mandated lead arrangers (as amended, supplemented or varied from time to time).

Senior Bank Debt Guarantee Obligations:	The Borrower’s and the Guarantor’s payment obligations under two guarantee agreement dated 11 July 2013, whereby the Borrower and the Guarantor i.a. guarantees the Target’s fulfilment of its obligations under the Senior Bank Debt.

SPA:	The share purchase agreement entered into between the Borrower and the Creditor dated 11 July 2013, whereby the Borrower agreed to purchase and the Creditor agreed to sell all shares in Target.

Target:	Knutsen Shuttle Tankers 13 AS, of Smedasundet 40, 5529 Haugesund, Norway a company registered in Norway with registration number 996 661 016.

Schedule 2

INSURANCES

Insurance Policies (all quoted values are USD)
Hull & Machinery
Hull	Insured Value: $100,000,000	Policy Renewal: 1/10/2013
Hull Interest	Insured Value: $25,000,000	Policy Renewal: 1/10/2013
Freight Interest	Insured Value: $25,000,000	Policy Renewal: 1/10/2013

Loss of Hire (14-day deductible, 180-day maximum single claim, 180-day maximum sum of all claims paid)
Daily Amount: $56,000	Insured Value: $10,080,000	Policy Renewal: 1/10/2013

P&I Insurance
Gross Tonnage: 82,803		Policy Renewal: 20/02/2014

War Risk
	Insured Value: $150,000,000	Policy Renewal: 01/01/2014

Hull & Machinery

Norwegian Hull Club Assuranseforening, Bergen	12,5%
Gard AS	9,5%
Codan Marine Services AS, on behalf of Codan Forsikring AS, Copenhagen	2,0%
XL London Market Ltd (XL Synd 1209)	10,0%
Arch Insurance Company (Europa) Ltd	5,0%
Catlin Insurance Co (UK) Ltd (SJC Synd. No.2003)	5,0%
W.R. Berkely Insurance Norway NUF	6,5%
International Insurance Company of Hannover	2,5%
Skuld 1897	5,0%
Mitsui Sumitomo Insurance Company Ltd	3,0%
Chaucer Underwriting AS	5,0%
Alandia Insurance	5,0%
Aspen Insurance	2,0%
Tokio Marine & Nichido Fire Insurance Company	10,0%
Warta Insurance and Reinsurance Company S.A.	1,5%
Ingosstrakh	3,0%
Swedish Club	2,5%
ACR via HSBC Insurance	3,8%
India International Insurance	4,0%
Vienna Insurance Group	2,25%
100,0%

Hull Interest/Freight Interest
19.0%	Gard AS
20.0%	Norwegian Hull Club Assuranseforening, Bergen
10.0%	XL London Market Ltd
18.0%	Codan Marine Services AS, Codan Forsikring AS, Copenhagen
5.0%	Catlin Insurance Company (UK) Ltd
2.5%	International Insurance Company of Hannover
3.0%	Skuld 1897
2.0	Chaucer Underwriting AS
2.5%	Alandia Insurance
1.5%	Warta Insurance and Reinsurance Company S.A.
6.5%	Tokio Marine & Nichido Fire Insurance Co.Ltd
5.0%	Arch Insurance Comp. (Europe) Ltd.
5.0%	Swedish Club

Loss of Hire
20%	Norwegian Hull Club Assuranseforening
32.0%	Gard AS
30.0%	Codan Marine Services AS
15.0%	Tokio Marine & Nichido Fires Insurance
3.0%	Mitsui Sumitomo Insurance Company Ltd.

War Risk
100%	The Norwegian War Risks Club

P&I
100%	Skuld (Gjensidig)

FDD
100%	Nordisk Skipsrederforening

Schedule 3

ACCOUNTS

[Separate attachment]